BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **November 1, 2005 07:37 AM Pacific Time**

Incorporation Number:
BC0354242

Name of Company:
REPUBLIC RESOURCES INC.

Date of Change of Directors

March 1, 2005

New Director(s)

Last Name, First Name, Middle Name:
POLIQUIN, MORGAN

Mailing Address:
1103-750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA

Delivery Address:
1103-750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA

Director(s) as at March 1, 2005

Last Name, First Name, Middle Name:
POLIQUIN, JAMES DUANE

Mailing Address:
1103-750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA

Delivery Address:
1103-750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA

Last Name, First Name, Middle Name:
POLIQUIN, MORGAN

Mailing Address:
1103-750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA

Delivery Address:
1103-750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA